FORM 11-K

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2017

OR

[]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to_____.

Commission file number 1-10945

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan

Form 11-K

INDEX



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the U.S. Benefits Administrative Committee of the
Oceaneering Retirement Investment Plan
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

We have served as the Plan's auditor since 2014.

Houston, Texas
June 22, 2018

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2017	2016
Investments, at fair value	$ 447,011,035	$ 415,570,510
Investments, at contract value	55,649,596	62,100,406
Total Investments	502,660,631	477,670,916
Receivables:		
Participant contributions	798,543	58,232
Employer contributions	894,402	181,386
Other	249,500	-
Interest	3,683	25,452
Notes receivable from participants	13,594,486	13,939,915
	15,540,614	14,204,985
Net assets available for benefits	$ 518,201,245	$ 491,875,901

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

Additions:		
Net appreciation in fair value of investments	$	27,094,261
Dividend and interest income		5,505,316
Interest income on notes receivable from participants		572,245
Contributions		
Participant contributions		25,621,231
Employer contributions		17,754,095
Participant rollovers		3,227,193
Total Contributions		46,602,519
Total Additions		79,774,341
Deductions:		
Distributions		(52,964,235)
Administrative expenses		(484,762)
Total Deductions		(53,448,997)
Net increase in net assets available for benefits		26,325,344
Net assets available for benefits, beginning of year		491,875,901
Net assets available for benefits, end of year	$	518,201,245

The accompanying notes are an integral part of these financial statements.

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. ("Oceaneering") and its subsidiaries.

Oceaneering is sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank, N.A. ("Wells Fargo") is the trustee under the Plan.

The U.S. Benefits Administrative Committee (the "Administrative Committee") is the Plan administrator and the ERISA named fiduciary of the Plan. The Administrative Committee currently consists of seven persons appointed by the Board of Directors of Oceaneering. Audit fee expenses associated with the Plan's financial statements are paid by the Plan. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among twenty-one funds: four common/collective funds, sixteen mutual funds, and the Oceaneering International, Inc. common stock fund (which consists of Oceaneering International, Inc. common stock ("Oceaneering Stock") and a short-term investment fund).

Participants may elect to receive, in their Plan accounts, a cash distribution attributable to dividends paid with respect to Oceaneering Stock held in their Plan accounts or to have such dividends reinvested in Oceaneering Stock. In the absence of an election, dividends are reinvested in Oceaneering Stock.

Participants may contribute, on a pre-tax or Roth after-tax basis, up to 80% of their compensation, as defined in the Plan document, per plan year up to the maximum deferrable amount allowed by the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, are automatically enrolled in the Plan following three months of employment, and 3% of their compensation is contributed to the Plan. Their Plan accounts are invested in the Wells Fargo Advantage Dow Jones Target Date Fund (the "Target Date Fund") based on the participant's date of birth unless and until the participant directs otherwise. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level increases by 1% each year thereafter until it reaches 6%.

Oceaneering contributes amounts equal to 100% of each participant's deferred compensation up to a maximum of 6% of such participant's eligible compensation. During the periods presented, Oceaneering's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals or Roth after-tax contributions to the Plan or the Target Date Fund if applicable.

The Plan provides that each fund's income (loss) shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan maturities may not exceed five years, unless the loan is used to acquire a principal residence. The loan maturities for the purchase of a principal residence may not exceed 10 years. Loans are secured by the balance in the applicable participant's account. All loans bear a

commercially reasonable rate of interest, which the employer has determined to be the prime rate as determined by Wells Fargo plus 1.0%. Interest rates for loans range between 2.9% and 5.5% as of December 31, 2017. Principal and interest are paid through payroll deductions.

The Plan pays lump-sum benefits or installment payments on retirement, death or termination of employment. In-service withdrawals may be made by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions. Effective January 1, 2017, the Plan permits partial distributions on termination of employment.

The Plan provides that the entire amount of participant contributions and related earnings is fully vested, and that employer contributions and related earnings vest according to the following schedule:

Years of Service	Vested Percentage
Less than two	0%
At least two	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive 1-Year Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of any forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive 1-Year Breaks in Service.

Included in net assets available for benefits at December 31, 2017 were forfeitures in the amount of $65,429. For the years ended December 31, 2017 and December 31, 2016, respectively, forfeitures of $249,500 and $510,000 were used to reduce employer matching contributions.

Oceaneering may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to Oceaneering or any participating employer any interest or ownership of the Plan's net assets or of permitting the Plan's net assets to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment may change the Plan's vesting schedule, unless each participant having not less than two years of service is permitted to elect to have the vested portion of his or her account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Oceaneering Stock and cash then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan will be paid by Oceaneering, except that in the case of bankruptcy or insolvency of Oceaneering, such expenses would be paid by the Plan.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are accrued on the ex-dividend date.

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

6

The Wells Fargo Stable Return Fund N15 (the "N15 Fund") invests in fully benefit-responsive investment contracts. The N15 Fund invests all of its assets in the Wells Fargo Stable Return Fund G (the "G Fund"), a common/collective fund sponsored by Wells Fargo. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions, and carries its investments at contract value. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the most relevant measurement for fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

All of the asset-backed contracts held in a common collective trust are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from a protective contract issued by a bank or insurance company, referred to as a "wrap," to the common collective trust in the event of a termination or non-participant-directed withdrawal, transfer or loan. The likelihood of such an event happening is not probable. The wrap provider may terminate the contract and settle at an amount different from the contract value if the wrap provider of the common collective trust is unable to meet the terms of the wrap contract.

3. Fair Value Measurements

Accounting Standards Codification ("ASC") 820, *"Fair Value Measurement,"* defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (*i.e.*, an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities;

Level 2 – Inputs, other than quoted prices in active markets for identical assets and liabilities, that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in markets that are not active;

- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (*e.g.*, interest rate and yield curve quotes at commonly quoted intervals); and

- inputs that are derived principally from or corroborated by observable market data by correlation or other means; and.

Level 3 – Unobservable inputs for the asset or liability (*i.e.*, supported by little or no market activity). Level 3 inputs include management's own determinations about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan has no assets measured by Level 3 of the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2017 and 2016.

- Mutual funds: Valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Mutual funds are categorized as Level 1 investments;

- Oceaneering Stock fund: Oceaneering shares are valued based on quoted market price at the financial statement date, as reported on the New York Stock Exchange. Oceaneering Stock is categorized as a Level 1 investment. The balance of the fund is in cash or cash equivalents; and.

- Common/Collective funds: Valued at the net asset value of shares held by the Plan at the financial statement date based on the fair value of the underlying investments held by the funds. The funds do not have restrictions on redemptions. Common/Collective funds are categorized as Level 2 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 295,407,902	$ -	$ -	$ 295,407,902
Company Stock fund	84,459,723	-	-	84,459,723
Common/Collective funds	-	67,143,410	-	67,143,410
Total investments at fair value	$ 379,867,625	$ 67,143,410	$ -	$ 447,011,035

The following table sets forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 245,763,114	$ -	$ -	$ 245,763,114
Company Stock fund	111,087,473	-	-	111,087,473
Common/Collective funds	-	58,719,923	-	58,719,923
Total investments at fair value	$ 356,850,587	$ 58,719,923	$ -	$ 415,570,510

There were no significant transfers in and/or out of the fair value categories during 2017 and 2016.

4. Risks and Uncertainties

The Plan provides for various investments in the Oceaneering Stock fund, common/collective funds and mutual funds. Investment securities, in general, are exposed to various risks, including, among others, interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets, and participant account balances.

5. Related Party Transactions

Certain investments of the Plan are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions are party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Oceaneering Stock. Because Oceaneering is the Plan sponsor, transactions involving Oceaneering Stock are party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA pursuant to an exemption set forth in those rules.

6. Federal Income Taxes

Effective as of January 1, 2013, the Plan was amended and restated from a non-standardized prototype plan

document to an individually designed plan document, and has received a favorable determination letter from the Internal Revenue Service (the "IRS") dated January 21, 2015 stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the Plan and related trust are tax exempt. During the period of the Plan amendment and the favorable determination from the IRS, the Plan retained its status as a qualified plan under Code Section 401(a) rules applicable to remedial amendment periods for qualified retirement plans. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken on behalf of the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken. No interest or penalties related to uncertain tax positions have been recognized on behalf of the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016, to the IRS and Department of Labor Form 5500 ("Form 5500"):

	December 31,	
	2017	2016
Net assets available for benefits per the financial statements	$ 518,201,245	$ 491,875,901
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	124,197
Net assets available for benefits per the Form 5500	$ 518,201,245	$ 492,000,098

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2017, to the net income per the Form 5500:

Net increase in net assets available for benefits per the financial statements	$ 26,325,344
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,197)
Net income per the Form 5500	$ 26,201,147

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 reports fully benefit-responsive investment contracts at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item. At December 31, 2017, the fair value for fully benefit-responsive investment was the same as the contract value.

8. Subsequent Events

The Plan's administrator evaluated subsequent events from December 31, 2017 through June 22, 2018, the date these financial statements were issued. During this period, there have been no significant subsequent events that require adjustments to or disclosure in the financial statements as of December 31, 2017 or for the year then ended.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2017

	Identity of Issue	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	3,995,410 shares and cash	$ 84,459,723
*	Wells Fargo/Blackrock Short-term Investment Fund	Common/Collective Fund	2,813,051
* (1)	Wells Fargo/Blackrock Stable Value Return Fund N15	Common/Collective Fund	55,649,596
*	Wells Fargo/Blackrock RU 2000 Index Fund N35	Common/Collective Fund	9,720,669
*	Wells Fargo/Blackrock S&P Midcap Index Fund N35	Common/Collective Fund	10,745,108
*	Wells Fargo/Blackrock S&P 500 Fund N5	Common/Collective Fund	43,864,582
	American Funds Europacific Growth Fund	Mutual Fund	17,983,833
	Carillon Eagle Mid Cap Growth Fund Class R5	Mutual Fund	20,528,587
	Goldman Sachs Small Cap Value Fund	Mutual Fund	9,891,486
	MFS Value Fund R4	Mutual Fund	14,137,182
	Pimco Total Return Fund Institutional Class	Mutual Fund	20,843,418
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	31,026,092
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	25,577,412
	T. Rowe Price New Horizons Fund	Mutual Fund	15,046,527
*	American Balanced Fund R5	Mutual Fund	17,744,918
*	Wells Fargo Advantage DJ Target Today I	Mutual Fund	1,642,961
*	Wells Fargo Advantage DJ Target 2010 I	Mutual Fund	3,054,412
*	Wells Fargo Advantage DJ Target 2020 I	Mutual Fund	15,565,901
*	Wells Fargo Advantage DJ Target 2030 I	Mutual Fund	36,258,623
*	Wells Fargo Advantage DJ Target 2040 I	Mutual Fund	33,102,248
*	Wells Fargo Advantage DJ Target 2050 I	Mutual Fund	31,863,328
*	Wells Fargo Advantage DJ Target 2060 I	Mutual Fund	1,140,974
	Total investments		502,660,631
*	Participant loans	Interest rates ranging from 2.9% to 5.5% with varying maturity dates	13,594,486
	Total investments and participant loans		$ 516,255,117

*   Party-In-Interest

(1)   This investment is reflected at current (fair) value per the Schedule of Assets (Held at End of Year). Per the Statements of Net Assets Available for Benefits, this investment is reflected at contract value, which is $55,649,596. The fair value as of December 31, 2017 equals the contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 22, 2018   By: _____

Chair, U.S. Benefits Administrative Committee
Holly Kriendler

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Harper & Pearson Company, P.C., Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-174078 and 333-98211) of the Oceaneering Retirement Investment Plan of our report dated June 22, 2018, with respect to the financial statements and schedule included in this Annual Report on Form 11-K of the Oceaneering Retirement Investment Plan for the year ended December 31, 2017.

Harper & Pearson Company, P.C.

Houston, Texas
June 22, 2018